Exhibit (d)(37)

AMENDMENT

DATED MARCH 1, 2007 TO

INVESTMENT SUB-ADVISORY AGREEMENT

for MassMutual Premier Enhanced Index Value Fund II

WHEREAS, Massachusetts Mutual Life Insurance Company (“MassMutual”) and Babson Capital Management LLC (“Babson Capital”) (the “Sub-Adviser”) entered into an Investment Sub-Advisory Agreement (the “Agreement”), effective as of October 12, 2004, relating to the MassMutual Premier Enhanced Index Value Fund II (formerly known as “DLB Enhanced Index Value Fund II”) (“the Fund”), a series of the MassMutual Premier Funds (“the Trust”);

WHEREAS, Section 20 of the Agreement permits the Agreement to be amended by a written instrument approved in writing by both parties; and

WHEREAS, MassMutual and the Sub-Adviser desire to amend the compensation of the Sub-Adviser as described in the Agreement;

NOW THEREFORE, IT IS AGREED THAT:

1.	Capitalized terms used herein but not otherwise defined shall have the meanings given to those terms in the Agreement.

2.	Section 6(a) of the Agreement is hereby deleted in its entirety and replaced with the following:

MassMutual agrees to pay the Sub-Adviser and the Sub-Adviser agrees to accept as full compensation for the performance of all functions and duties on its part to be performed pursuant to the provisions hereof, a fee paid quarterly, in arrears, at the following annual rates on Aggregate Assets: an annual rate of .30% on the first $50 million of Aggregate Assets; .25% on the next $50 million of Aggregate Assets; and .20% on Aggregate Assets in excess of $100 million. For the purposes of this Sub-Advisory Agreement, “Aggregate Assets” shall mean the aggregate of (i) the average daily net assets of the Fund determined at the close of the New York Stock Exchange on each day that the Exchange is open for trading, and (ii) the average daily net assets of certain other funds or accounts of MassMutual or its affiliates, including other funds registered under the Act, for which the Sub-Adviser provides investment advisory services, as agreed upon from time to time by MassMutual and the Sub-Adviser, determined at the close of the Exchange on each day that the Exchange is open for trading. MassMutual shall pay the Sub-Adviser such fee not later than the tenth (10th) business day immediately following the end of each calendar quarter. Aggregate Assets for which the Sub-Adviser provides investment advisory services shall mean all assets except for cash or cash equivalents.

3.	Except as expressly amended hereby, all provisions of the Agreement remain in full force and effect and are unchanged in all other respects.

4.	This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original and, all of which, when taken together, shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto intending to be legally bound have caused this Amendment to be executed by their duly authorized officers or other representatives as of the day and year first above written.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

By:	/s/ Eric Wietsma
Name:	Eric Wietsma
Title:	Vice President

BABSON CAPITAL MANAGEMENT LLC

By:	/s/ Michael W. Kellogg
Name:	Michael W. Kellogg
Title:	Managing Director

Accepted and Agreed to by:

MASSMUTUAL PREMIER FUNDS
on behalf of MassMutual Premier Enhanced Index Value Fund II

By:	/s/ Nicholas H. Palmerino
Name:	Nicholas H. Palmerino
Title:	CFO and Treasurer

2